From the Desk of

Larry Pino, Esquire

December 15, 2021

Via Edgar and E-mail

Mr. James Lopez

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Re:	SEC Response dated December 2, 2021

Tuscan Gardens Senior Living Communities, Inc.
Offering Statement on Form 1-A

Filed November 4, 2021

File No. 024-11706

Dear Mr. Lopez,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s public submission of its Offering Statement on Form 1-A filed November 4, 2021 (the “Offering Statement”).

The following are the Company’s clarifications to the Offering Statement in response to your letter comments dated December 2, 2021 (the “Commission’s Comments”) and prior correspondence and conversations with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), referencing where appropriate, the revisions made in its Offering Statement on Form 1-A Amendment No. 1, dated December 13, 2021 (the “Offering Statement Amendment No. 1”) which was publicly filed on or about the date of this letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Modifications to the Offering Statement based on the Commission’s Comments and discussions with the Staff

The following modifications have been included in the Offering Statement Amendment No. 1 for the purpose of updating and revising certain information based on the Commission’s Comments in based on its review of the Offering Statement and subsequent discussions with the Staff:

Offering Statement on Form 1-A filed November 4, 2021

General

1.	We note that you filed this offering statement in response to prior comment 8 to avoid the expiration of the three-year offering period under Rule 241(d)(3)(i)(F) at November 25, 2022 and to allow the offering to terminate on December 31, 2024. Please confirm whether you are relying on Rule 251(d)(3)(i)(F) of Regulation A, and if so, please identify on the cover page of the new offering circular the amount of any unsold securities being carried forward from your prior offering statement. Note that the offering of securities on the earlier offering statement will be deemed terminated as of the date of qualification of this offering statement. Please see Rule 251(d)(3)(i)(F) of Regulation A.

The Offering has been updated to reflect i) our reliance on Rule 251(d)(3)(i)(F) of Regulation A, ii) identification on the cover page of the new offering circular that $75,000,000 of unsold securities are being carried forward from your prior offering statement, and iii) for the avoidance of doubt that that the offering of securities on the earlier offering statement will be deemed terminated as of the date of qualification of this offering statement.

2.	We note your inclusion of textual references to links to the Municipal Securities Rulemaking Board (“MSRB”) Electronic Municipal Market Access (“EMMA”) database in various locations in the offering circular. Please revise the disclosure to indicate that information in linked material is not intended to be part of the offering circular, and confirm that all information material to investors is included in the offering circular. Note also that while information contained in the linked material will not be considered part of the offering circular for purposes of compliance with reporting obligations, inclusion of these links will cause you to be subject to the civil liability and antifraud provisions of the federal securities laws with reference to the information contained in the linked material. Please see Rule 105(c) of Regulation S-T.

The Offering has been revised to clarify that i) information in linked material is not intended to be part of the offering circular, ii) that all information material to investors is included in the offering circular, and iii) that while links are not considered part of the offering, the issuer, to the best of its knowledge believes that they are accurate and complete in all material respects.

Management's Analysis of Financial Condition and Results of Operations, page 48

3.	It appears your Management's Discussion and Analysis primarily consists of a discussion of the operating status of the TG Holdcos and their respective Propcos and Opcos. We note that these entities are not consolidated by the company. Please revise your disclosure to begin with a more detailed explanation of how this information should be used by investors. Your revised disclosure should include a statement, if true, that as a holder of preferred shares, the company is only entitled to a quarterly 8% dividend, payable only if the properties generate sufficient cash to distribute. In addition, your revised disclosure should include a statement that the information about the TG Holdcos is only meant to provide insight into the TG Holdcos' ability to pay that dividend.

.

The Offering has been revised to include i) a more detailed explanation of how this information should be used by investors, ii) a statement disclosing that as a holder of preferred shares, the company is only entitled to a quarterly 8% dividend, payable only if the properties generate sufficient cash to distribute, and that the information about the TG Holdcos is only meant to provide insight into the TG Holdcos' ability to pay that dividend.

4.	We note your disclosure on pages 49 and 50 includes disclosure of net operating income(loss) for certain entities for undefined periods ending on September 30, 2021. Please clarify what entity's financial statements you are referring to, and what period these results relate to (e.g. three months ended September 30, 2021, nine months ended September 30, 2021), and explain any differences between net operating income, as used here, and GAAP net earnings.

The Offering has been revised to clarify i) what entity's financial statements we are referring to, ii) what period these results relate to (e.g. three months ended September 30, 2021, nine months ended September 30, 2021), and iii) any differences between net operating income, as used here, and GAAP net earnings

5.	Please revise your disclosure to provide more detailed information related to the defaults of Tuscan Gardens of Venetia Bay and Tuscan Gardens of Palm Coats, including, but not limited to, the following:

Please disclose the total amount currently due for principal, interest, fee, penalties and payments needed to restore the Debt Service Reserve Fund and any other required reserves.

Please tell us how all of these amounts are reflected in the Propco financial statements.

To the extent any amounts currently due are not reflected as current liabilities in the respective Propco financial statements, please revise your financial statements to reflect these as current liabilities.

The Offering has been revised to include the disclosure of the following contingent liabilities. Since they arise from subsequent events occurring after the issuance of the December 31, 2020 audited financial statements for Tuscan Gardens of Venetia Bay Properties, LLC and Tuscan Gardens of Venetia Bay Management Company, LLC (collectively the “VB Obligors”) they are not included.

Additional disclosure has however been included in the Offering to reflect the following for the VB Obligors:

1)	All unpaid interest has been accrued and reflected as current liabilities in each of the VB Obligors’ December 31, 2020 audited financial statements.
2)	As the VB Obligors have no obligation to replenish Debt Service Reserve Funds or other reserves, no further liability has been reflected.
3)	No claims have been made by the Master Trustee for acceleration or penalties, therefore any assessment of the probability that any such potential claims would be enforceable cannot be determined. Nonetheless, Investors should consider the possibility that the Master Trustee can pursue remedies including the full acceleration of amounts payable under the Bond Financing, and the possibility that such an acceleration, along with default interest to the greatest extent under law could result in a judgment in favor of the Master Trustee and an ensuing impairment, and potential 100% writeoff of the Company’s investment in the VB Holdco.

These include the following for Tuscan Gardens of Palm Coast, LLC and Tuscan Gardens of Palm Coast Management Company, LLC (collectively the “PC Obligors”):

1)	All unpaid interest has been accrued and reflected as current liabilities in each of the PC Obligors’ financial statements.
2)	The Master Trustee has demanded that the PC Obligors replenish the Liquidity Support Fund in an amount equal to $1,550,000.00. As Management of the PC Obligors does not believe this demand is enforceable, no accrual for it has been made in the PC Obligors’ respective financial statements.
3)	As the PC Obligors have no obligation to replenish Debt Service Reserve Funds or other reserves (other than the aforementioned potential liability to replenish the Liquidity Support Fund), no further liability has been reflected.
4)	No claims have been made by the Master Trustee for acceleration or penalties, therefore any assessment of the probability that any such potential claims would be enforceable cannot be determined. Nonetheless, Investors should consider the possibility that the Master Trustee can pursue remedies including the full acceleration of amounts payable under the Bond Financing, and the possibility that such an acceleration, along with default interest to the greatest extent under law could result in a judgment in favor of the Master Trustee and an ensuing impairment, and potential 100% writeoff of the Company’s investment in the PC Holdco.

6.	Please revise your disclosure to clarify whether the revenue and expense numbers disclosed in your table on page 51 were calculated in accordance with GAAP. To the extent these amounts were not calculated in accordance with GAAP, please include disclosure describing how these amounts were calculated.

We have provided expanded disclosure that the table on page 51 is calculated in accordance with GAAP in terms of Revenue, Expenses, and NOI/EBITA, but excludes adjustments for Interest, Taxes, Depreciation, and Amortization and Net Income under GAAP.

7.	We note your response to prior comment 1. Please revise your filing to explain in reasonable detail the consequences of the event of default at Venetia Bay, as requested in our comment. We note your disclosure which indicates that there is a "reservation for 60% of Bondholders to direct the Master Trustee to make a distribution . . . and exercise rights and remedies as a consequence of the various defaults." Provide similar elaborative disclosure regarding the consequences of default of the Palm Coast financing, and clarify whether the Delray Beach financing is also in default as a result of its failure to meet 3rd quarter average occupancy requirements.

The offering has been amended to i) more fully describe the consequences of the event of default at Venetia Bay and update the status of the bond financing at Palm Coast and Delray.

Cash flows from the TG Holdcos, page 51

8.	We note the historical information you have provided in response to prior comment 3 showing recent improvements in revenue, expenses and net operating income of the TG Holdcos. As requested in the comment, please also clarify the basis for your belief that these recent improvements will continue, and the basis for your belief that the TG Holdcos will be able to service the debts or refinance. In this regard, clarify the status of any discussions, negotiations or expectations between the affiliated entities in default and the trustee and bondholders.

The Offering has been updated to reflect the current state of discussions for each of the three Tuscan Gardens communities. Specifically the terms of the anticipated Delray Beach refunding has been included, along with Managements view of the status of potential recapitulation of Venetia Bay and Palm Coast.

Part III - Exhibits, page 82

9.	Please amend your filing to include updated consents from your independent auditor.

The Offering has been updated to reflect updated consents from our independent auditor.

Financial Statements, page F-1

10.	We note you have included separate financial statements of the Propcos and Opcos in your filing. However, it appears that the company holds preferred shares of the Holdcos, and not a direct interest in the Propcos or Opcos. Please clarify for us why you did not provide consolidated financial statements of the Holdcos instead of disaggregated financial statements of the Propcos and Opcos.

Separate financial statements have been provided for the Propcos and Opcos since the Company believes this provides more meaningful and complete additional disclosure to potential investors due to i) Bondholder requirements to provide separate, not consolidated statements under the various Bond Financings, ii) the ability to review Opco’s ability to generate free cash flow, and iii) the ability of Propco to generate proceeds from an eventual sale of the properties.

Additional disclosure reflecting the above has been provided in the Offering.

Additional Modifications to the Offering Statement Disclosures

The Offering is an Issuer Offering. As such, no commissions will be paid for the sale of the Units offered by the Company.

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission’s satisfaction.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC